UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: The Alger ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

360 Park Avenue South

New York, New York 10010

Telephone Number (including area code): (212) 806-8800

Name and address of agent for service of process:

Tina Payne

360 Park Avenue South

New York, New York 10010

With copies of Notices and Communications to:

Gary L. Granik, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 17th day of August, 2020.

The Alger ETF Trust

By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	President and Sole Trustee

Attest:	/s/ Tina Payne
Tina Payne
Secretary